Exhibit 10.1
Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.
The primary cash bonuses for all of our named executive officers other than our chief financial officer are based on growth in pre-tax earnings of the company and/or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The primary cash bonuses for our chief financial officer are based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
We do not believe it is necessary for payouts under our primary executive cash incentive program to be capped, as cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows. We do not base the cash incentives paid to our executive officers on multiple metrics since we believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and since the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line.
Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.
2021 Incentive Program
The bonus arrangements for our named executive officers for 2021 were approved by our compensation committee at its last meeting in 2020. Consistent with prior years, the bonuses for 2021 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2020. The compensation committee determined that the payout percentage for each of the named executive officers for 2021 would remain unchanged from those in effect at the end of 2020, except that Mr. Watts' payout percentage paid on company-wide pre-tax earnings growth decreased due to a planned modification related to continued growth in our international business and Mr. Drazkowski's payout percentage paid on company-wide pre-tax earnings growth increased. Mr. Watts' and Mr. Drazkowski's payout percentages on pre-tax earnings growth for their geographic areas of responsibility remained unchanged from 2020.
The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2021 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or adjusted net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2020 (the 'minimum target').

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.50%
Mr. Lewis	Company-wide net earnings	0.90%
Mr. Watts (1)	Pre-tax earnings	2.40% / 0.30%
Mr. Owen	Company-wide pre-tax earnings	1.00%
Mr. Drazkowski (2)	Pre-tax earnings	1.00% / 0.25%
(1)The bonuses for Mr. Watts were based on growth in pre-tax earnings for the geographic areas under his leadership (which are all areas outside of the United States), with the payout percentage applied to that growth of 2.40%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.30%.
(2)The bonuses for Mr. Drazkowski were based on growth in pre-tax earnings for the geographic areas under his leadership (which are all areas in the western United States), with the payout percentage applied to that growth of 1.00%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.25%.
The following table sets out, for each quarter in 2021, our actual and minimum target pre-tax earnings and net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2021 was 100% of such earnings in the same quarter of 2020.)

2021	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Minimum Target Net Earnings
First quarter	$277,921,000	$269,227,000	$210,616,000	$202,614,000
Second quarter	315,236,000	313,651,000	239,709,000	238,854,000
Third quarter	316,113,000	287,610,000	243,474,000	221,483,000
Fourth quarter	298,548,000	262,198,000	231,179,000	196,113,000

During 2021, the approximate percentage of the actual and minimum pre-tax earnings of the company attributable to our operations in the geographic area under Mr. Watts' leadership was 14% and Mr. Drazkowski's was 41%.
As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2021 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Improvement Amount Exceeded	Bonus Payout
150 basis points	$15,000
100 basis points (but less than 150 basis points)	$10,000
50 basis points (but less than 100 basis points)	$5,000

In addition, for each whole percentage improvement (e.g., 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2021 as follows:

2021	Improvement Amount Exceeded	Bonus Payout
First quarter	150 basis points	$15,000
First quarter	Whole percentage improvement (40.0% to 39.0%)	10,000
Second quarter	150 basis points	15,000
Third quarter	—	—
Fourth quarter	—	—
Total		$40,000

2022 Incentive Program
The bonus arrangements for our named executive officers for 2022 were approved by our compensation committee at its last meeting in 2021. The bonus plans for our named executive officers for 2022 are unchanged from our 2021 bonus plans, except that Mr. Florness and Mr. Lewis' payout percentages increased in recognition of their continued growth, performance, and experience in their roles, and Mr. Watts' payout percentage on pretax earnings for his area of responsibility is subject to a scale which reduces the payout percentage when a certain threshold of trailing twelve-month revenue is met.